UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Share Exchange

On April 24, 2026, the Board of Directors of Woori Financial Group Inc. (the “Company” or “WFG”) approved the Company’s proposed share exchange pursuant to which all shares of TONGYANG Life Insurance Co., Ltd. (“Tongyang”), other than those currently held by the Company, will be exchanged for the shares of the Company (the “Share Exchange”), such that Tongyang will become a wholly-owned subsidiary of the Company following the Share Exchange.

1. Classification			Share exchange
— Form of exchange or transfer			Small-scale
2. Subject entity of share exchange or transfer	A. Company name		TONGYANG Life Insurance Co., Ltd.
	B. Representative		Dai Gou, Sung
	C. Principal business		Life insurance
	D. Relationship to the Company		Subsidiary
	E. Total number of issued and outstanding shares		161,358,585 common shares
	F. Summary financial data of latest fiscal year (Won)	Total assets	35,347,237,061,940
		Total liabilities	33,798,362,384,317
		Total equity	1,548,874,677,623
		Share capital	806,792,925,000

3. Share exchange or transfer ratio

WFG : Tongyang = 1 : 0.2521056

The shares of Tongyang held by shareholders of Tongyang, other than those currently held by WFG as of the date of the Share Exchange, will be transferred to WFG in exchange for 0.2521056 common shares of WFG per common share of Tongyang.

4. Calculation of the share exchange or transfer ratio

WFG and Tongyang, both of which are stock-listed corporations, determined the share exchange ratio based on the exchange prices calculated pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and Articles 176-5(1) and 6(2) of the Enforcement Decree of the FSCMA.

The exchange prices of WFG and Tongyang were calculated in each case as the arithmetic mean of (i) the volume-weighted average of the closing share prices of such company over the most recent one-month period, (ii) the volume-weighted average of the closing share prices of such company over the most recent one-week period and (iii) the closing share price of such company of the base date, in each case calculated with the base date being April 23, 2026, which is the day immediately preceding the earlier of (a) the date of the resolution by the Board of Directors regarding the Share Exchange (April 24, 2026) and (b) the date of execution of the share exchange agreement (the “Share Exchange Agreement”) (April 29, 2026).

In addition, pursuant to Article 176-6(2) and Article 176-5(1)(i) of the Enforcement Decree of the FSCMA, in the case of a share exchange between stock-listed corporations, the exchange prices may be determined by applying a premium or discount within a range of 10% to the value calculated in accordance with the method described above (or 30% for a share exchange between a special purpose acquisition company that is also a stock-listed corporation and another entity). However, as individually reviewed and mutually agreed, WFG and Tongyang have not applied such premium or discount in this valuation.

1)  The company to become the wholly—owning parent company: WFG

(a)   Volume-weighted average of the closing share prices over the most recent one-month period (March 24, 2026 – April 23, 2026): Won 33,607

(b)   Volume-weighted average of the closing share prices over the most recent one-week period (April 17, 2026 – April 23, 2026): Won 35,310

(c)   Closing share price of the base date (April 23, 2026): Won 34,850

(d)   Arithmetic mean of (a), (b) and (c): Won 34,589

(e)   Exchange price: Won 34,589

2)  The company to become the wholly-owned subsidiary: Tongyang

(a)   Volume-weighted average of the closing share prices over the most recent one-month period (March 24, 2026 – April 23, 2026): Won 8,685

(b)   Volume-weighted average of the closing share prices over the most recent one-week period (April 17, 2026 – April 23, 2026): Won 8,656

(c)   Closing share price of the base date (April 23, 2026): Won 8,820

(d)   Arithmetic mean of (a), (b) and (c): Won 8,720

(e)   Exchange price: Won 8,720

3)  Calculation of share exchange ratio

The share exchange ratio of the Share Exchange, resulting from the exchange prices calculated based on the method described above, is WFG : Tongyang = 1 : 0.2521056. WFG will allocate newly issued common shares to the shareholders listed on Tongyang’s register as of the day of the Share Exchange, excluding WFG but including Tongyang to the extent that Tongyang acquires any treasury shares pursuant to the exercise of appraisal rights by dissenting shareholders (the “Applicable Shareholders”). Each Applicable Shareholder will receive WFG common shares in accordance with the share exchange ratio set forth above. WFG has no plans to deliver treasury shares to the Applicable Shareholders.

The total number of newly issued exchange shares that WFG will allocate to the Applicable Shareholders is 8,696,875 common shares of WFG.

If any fractional shares result from the allocation of WFG’s shares to the Applicable Shareholders based on the share exchange ratio above, WFG will pay an equivalent value in cash to each relevant Applicable Shareholder within one month from the date of the share exchange, based on the closing share price (in the KRX KOSPI Market of the Korea Exchange) of the newly issued shares on their initial listing date.

5. Matters relating to external appraisal	External appraisal	Not Applicable
— Basis for external appraisal

The Share Exchange, being a share exchange between stock-listed corporations for which the share exchange ratio has been calculated based on the exchange prices determined pursuant to Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of the Enforcement Decree of the FSCMA, does not require an external appraisal regarding the fairness of the exchange prices, in accordance with Article 176-6(4) of the Enforcement Decree of the FSCMA.

	Name of external appraisal institution	—
	Period of external appraisal	—
	Assessment of external appraisal	—
6. Purpose of the share exchange or transfer

WFG has decided to conduct this comprehensive share exchange to convert Tongyang into a wholly-owned subsidiary in order to increase shareholder value by establishing efficient management structure and strengthening group-wide synergies through reinforcing group-wide integration.

7. Main impact and effect of the share exchange or transfer

(1) Main impact and effect on the Company’s management and governance

Upon completion of the Share Exchange, there will be no change in the Company’s management control in relation to its corporate governance structure, and WFG and Tongyang will continue to exist as independent surviving entities, with the former becoming the wholly-owning parent company of the latter and the latter becoming a wholly-owned subsidiary of the former. Tongyang, as a wholly-owned subsidiary of WFG, will become an unlisted corporation, in accordance with relevant laws and regulations as well as procedures. In addition, pursuant to the Share Exchange Agreement, the terms of the directors of WFG’s Board of Directors and its members of the audit committee who were appointed to such positions before the Share Exchange will remain unchanged, despite the provisions under Article 360-13 of the Korean Commercial Code (the “KCC”). The Share Exchange will not result in any new appointment of officers for WFG and Tongyang. The Share Exchange will not accompany any suspension of Tongyang’s business and operations.

(2) Main impact and effect on the Company’s operations and financial position

WFG, by issuing new common shares as a result of the Share Exchange, will be able to raise capital and thereby anticipate improvement in certain aspects of WFG’s management indicators. WFG also expects to earn dividend income in the long term as Tongyang becomes WFG’s wholly-owned subsidiary and works towards improving its corporate value. Furthermore, as WFG increases the relative proportion of its non-banking revenue, it expects to transform itself into a comprehensive financial company encompassing the banking, securities and insurance sectors.

Only the composition of shareholders of Tongyang will change, with Tongyang’s assets and liabilities remaining unchanged. Tongyang expects to improve management efficiency by establishing efficient management structure that can respond flexibly to changes in the external environment by becoming WFG’s wholly-owned subsidiary and making more prompt and flexible decision-making. Accordingly, by becoming a wholly-owned subsidiary of WFG, Tongyang could expect to lower its financing costs through improved credit ratings, as well as to strengthen its sales activities and increase its sales revenue by expanding its sales channels through leveraging WFG’s various sales channels, including those of WFG’s bank and securities subsidiaries, to the greatest extent possible. Also, with the concurrent parent-subsidiary listing issue resolved, it is expected that redundant investment and management costs be reduced and Tongyang’s corporate value be reasonably re-evaluated.

Other than Tongyang’s payments in relation to the appraisal rights exercised by dissenting shareholders and a separately planned cancellation of its existing treasury shares, Tongyang will not experience any material cash outflow. There will be no direct material impact on Tongyang’s financial structure, including its assets, liabilities and capital.

(3) Main impact and effect on shareholders

The Share Exchange is a strategic decision to maximize the shareholder value of both WFG and Tongyang, whereby WFG intends to increase its shareholder value by converting Tongyang into a wholly-owned subsidiary, thereby establishing efficient management structure and strengthening group-wide synergies through reinforcing group-wide integration.

(4) Impact on corporate listing

WFG will retain its status as a listed corporation on the KRX KOSPI Market of the Korea Exchange. Tongyang will proceed to delist from the KRX KOSPI Market of the Korea Exchange following the Share Exchange.

8. Expected Timeline of the share exchange or transfer		Date of share exchange agreement	April 29, 2026
		Record date of shareholders	May 6, 2026
	Period for notification of intent to dissent from share exchange or transfer	From	May 6, 2026
		To	May 13, 2026
		Expected date of the meeting of shareholders	July 24, 2026
		Date of share exchange or transfer	August 11, 2026
		Expected date of delivery of new stocks	August 31, 2026
		Expected date of listing new stocks	August 31, 2026
9. Name of parent company after share exchange or transfer			Woori Financial Group Inc.
10. Matters relating to appraisal rights

Shareholders of WFG that dissent to the Share Exchange will not be granted any appraisal rights, as the Share Exchange will proceed in accordance with the small-scale share exchange procedures set forth in Article 360-10 of the KCC.

11. Back-door listing			Not applicable
12. Back-door listing of other entities			Not applicable
13. Date of resolution by the board of directors			April 24, 2026
— Attendance of outside directors		Present	7
		Absent	—
— Attendance of auditors			—
14. Put option			Not applicable
15. Submission of registration statement			Applicable

16. Plans for future reorganization

As of the date of this report, WFG owns 75.34% of Tongyang. As part of its efforts to enhance management efficiency and strengthen its non-banking sector, WFG plans to enter into a comprehensive share exchange agreement with Tongyang on April 29, 2026. Through this process, Tongyang is expected to become a wholly-owned subsidiary of WFG. By strengthening group-wide integration and synergy through this transaction, WFG intends to increase operational efficiency and enhance shareholder value. Furthermore, WFG will continue to pursue strategies for effective management to bolster the competitiveness of its subsidiaries, establish plans to maximize group value, and expand its non-banking business portfolio.

WFG is reviewing a potential pursuit of a merger between Tongyang and ABL Life Insurance Co., Ltd. after Tongyang becomes WFG’s wholly-owned subsidiary upon the completion of the Share Exchange, as part of its efforts to strengthen the competitiveness of its insurance business. Through such merger, WFG could expect to be able to streamline insurance subsidiary management, realize economies of scale and reduce operating costs by resolving the inefficiencies arising from two companies within the group operating in the same business sector. Such merger, however, would require management decision by the two companies’ boards of directors. As such, no definitive decisions have been made at this time regarding whether to proceed with the merger, its specific method, or the timing of the transaction. If any further corporate reorganizations occur in the future, WFG will make the necessary disclosures in accordance with applicable laws and regulations.

WFG deems the disclosure set forth in the immediately preceding paragraph to be the final disclosure update with respect to the previous disclosures made to the Korea Exchange titled “Response to Inquiry Relating to Press Reports,” which was also furnished to the United States Securities and Exchange Commission (the “SEC”) as a current report on Form 6-K dated March 17, 2026, and “Response to Inquiry Relating to Press Reports,” which was also furnished to the SEC as a current report on Form 6-K dated April 16, 2026, thereby concluding WFG’s responses with respect to the matters set forth in such previous disclosures.

17. Other matters relating to investment decision

A.

In order to ensure procedural transparency of the Share Exchange and prevent any conflicts of interests among its shareholders, WFG preemptively established and operated a special committee consisting of seven independent non-executive directors. After conducting an in-depth review of the Share Exchange’s procedures and conditions, assisted by independent third-party legal and accounting advisors, all members of the committee assented to the results of the review and reported the following to WFG’s board of directors:

•

Purpose of the share exchange and its anticipated effect: WFG expects to increase its corporate and shareholder value by converting Tongyang into a wholly-owned subsidiary, thereby improving management efficiency and creating group-wide synergies through reinforcing group-wide integration.

•

The share exchange ratio: the share exchange ratio, which falls within the range suggested by the results of a valuation analysis review on these two companies, is considered to be set at an appropriate and fair level not infringing on minority shareholders’ interests.

•	The share exchange procedure: the Share Exchange has been conducted pursuant to procedures in compliance with applicable laws.

•	Shareholder rights: low likelihood of direct loss to the shareholders.

•	Conflict of interest: no conflict of interest with any major shareholder

B.

As WFG will proceed with the Share Exchange as a small-scale share exchange in accordance with Article 360-10 of the KCC, an approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders. Tongyang, on the other hand, will obtain the approval of an extraordinary meeting of shareholders, as the company does not satisfy the requirements for simplified share swaps, as set forth in Article 360-9 of the KCC.

No WFG shares will be allocated for the treasury shares already held by Tongyang, which will be cancelled prior to the effective date of the Share Exchange pursuant to the relevant laws and regulations. For Tongyang’s treasury shares acquired as a result of dissenting shareholders exercising their appraisal rights, WFG shares will be allocated according to the terms of the Share Exchange. As to any further decisions on the WFG shares so issued to Tongyang, the Company intends to make necessary disclosures in accordance with applicable disclosure regulations.

C.

The Share Exchange may be conducted on an expedited timeline by applying the special provisions under Article 62-2 of the Financial Holding Companies Act (the “FHCA”), which shortens certain procedural durations otherwise required by the KCC. Under Article 62-2 of the FHCA, the notice for the record date of shareholders must be sent within seven days of such record date; however, as WFG is listed on the New York Stock Exchange (“NYSE”), it must comply with NYSE listing rules requiring notice at least ten days prior to the record date. Consequently, the record date to determine shareholders entitled to dissent to the small-scale share exchange has been set for May 6, 2026, which is more than ten days after the resolution of the Board of Directors on April 24, 2026. To ensure procedural stability, May 6, 2026, has also been designated as the record date for determining shareholders entitled to vote at Tongyang’s extraordinary general meeting of shareholders to approve the Share Exchange.

Other matters relating to the Share Exchange will be subject to the special regulations as set forth in the FHCA. For further details, please refer to WFG’s securities registration statement and prospectus to be submitted at a later date.

As a NYSE-listed company, WFG has registered its common shares and American Depository Receipts (“ADRs”) with the SEC. The Share Exchange, therefore, must comply with not only domestic laws and regulations but also the SEC’s procedural and filing requirements. With respect to the Share Exchange, WFG expects to file a Form F-4 with the SEC, which the SEC may review at its own discretion before declaring it effective. Accordingly, depending on the length of the SEC’s review period, the record date for determining the shareholders with voting rights of WFG and Tongyang and other major schedules may be subject to change.

D.

On the date of the Share Exchange (expected to be August 11, 2026), WFG will allocate its newly issued shares to the Applicable Shareholders based on the share exchange ratio described above. WFG has no plans to deliver its treasury shares to the Applicable Shareholders.

The Boards of Directors of WFG and Tongyang were not obligated to obtain external reviews with respect to the share exchange ratio of the Share Exchange but nevertheless reviewed the range of exchange ratio calculated by an independent and expert third-party accounting advisor, which conducted a valuation analysis review applying methodologies generally recognized to be fair and reasonable, in order to objectively verify the fairness of the share exchange ratio. After reviewing the results of such valuation analysis review, the Boards of Directors of WFG and Tongyang confirmed that the exchange ratio, which was calculated based on the trading prices of each company’s shares pursuant to Article 165-4 of the FSCMA and Articles 176-5(1) and 176-6(2) of the Enforcement Decree of the FSCMA, falls within the range derived from such valuation analysis review. Accordingly, WFG, upon agreement with Tongyang, finalized the share exchange ratio of the Share Exchange based on the exchange price of Won 34,589, which was derived from the applicable base share price with April 23, 2026 serving as the base date. The total number of the newly issued shares to be allocated by WFG to the Applicable Shareholders is 8,696,875 registered common shares.

If any fractional shares result from the allocation of WFG’s shares to the Applicable Shareholders based on the share exchange ratio above, WFG will pay an equivalent value in cash to the Applicable Shareholder within one month from the date of the share exchange, based on the closing share price (in the Korea Exchange) of the newly issued shares on their initial listing date.

E.

Tongyang, which is listed on the KRX KOSPI Market of the Korea Exchange as of the date of the filing of this report, will become a wholly-owned subsidiary and proceed to delist its shares following the Share Exchange in accordance with the relevant laws and regulations.

F.

In the event that a resolution for the approval of the Share Exchange is not passed by WFG’s Board of Directors in lieu of a general meeting of shareholders or Tongyang’s extraordinary general meeting of shareholders, the Share Exchange Agreement shall lose effectiveness retroactively without requiring any separate action by the parties thereto.

G.

If any of the following events occur under the Share Exchange Agreement since the execution of the Share Exchange Agreement to the date of the Share Exchange, the parties may amend or terminate by written agreement the Share Exchange Agreement (referred to as this “Agreement” in the remainder of this subparagraph G).

Article 14 (Effectiveness, Amendment and Termination of this Agreement)

(1)

If, after the execution of this Agreement and prior to the share exchange date, any unavoidable circumstances render it impracticable to maintain this Agreement, including those due to changes in the external environment, including the capital markets, the parties may terminate this Agreement by written agreement, and the authority to agree to any such termination shall be delegated to the representative director of each party.

(2)

If, after the execution of this Agreement and prior to the share exchange date, any matter relating to the terms and conditions of this Agreement is found to be in violation of applicable laws or accounting standards, the parties may amend this Agreement by written agreement so as to comply with such laws or accounting standards, and the authority to agree to any such amendment shall be delegated to the representative director of each party.

(3)

If, after the execution of this Agreement and prior to the share exchange date, any of the following events occurs, the relevant party may terminate this Agreement as set forth below or amend this Agreement through consultation with the other party; for the avoidance of doubt, this Agreement may not be terminated after the share exchange date:

1.

If any shareholder holding 20% or more of the total number of issued shares of WFG gives written notice to WFG of its dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the Financial Holding Companies Act, by written notice from WFG, unless WFG resolves, pursuant to the proviso of Article 5(1) of this Agreement, to proceed with the Share Exchange by way of applicable procedures for an ordinary share exchange;

2.

If there is a material adverse change in the assets, liabilities, or management conditions of either party (including the commencement of bankruptcy, insolvency, or rehabilitation proceedings), by written notice from the other party;

3.

If any governmental approvals or permits required in connection with the Share Exchange become definitively unobtainable, if the Share Exchange results in a material and incurable violation of law, or if any other grounds arise, that renders the continued existence of this Agreement untenable, by written notice from either party; or

4.

If the aggregate purchase price payable by Tongyang to its shareholders in connection with the exercise of appraisal rights exceeds Korean Won 200 billion (such aggregate purchase price to be determined based on the amount calculated in accordance with the FSCMA), by written notice from Tongyang.

(4)

The parties may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of this Agreement.

(5)

If any of the terms and conditions of the Share Exchange, including the Exchange Ratio, are changed, the parties shall execute an agreement confirming such change, and such agreement shall be deemed a part of this Agreement.

(6)

If this Agreement is terminated or amended pursuant to this Article, or loses its effect pursuant to the proviso of Article 13, neither the parties nor their shareholders, officers, employees, agents, or other representatives shall have any liability to the other party under this Agreement or in connection with the Share Exchange.

(7)

If this Agreement is terminated pursuant to this Article, this agreement shall cease to have effect; provided, however, that the provisions of this Article and Articles 12 and 15 shall remain in full force and effect.

H.

The parties to the Share Exchange Agreement may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of the Share Exchange Agreement.

I.

If any of the terms and conditions of the Share Exchange, including the share exchange ratio of the Share Exchange, are changed, the parties to the Share Exchange Agreement shall execute an agreement confirming such change, and such agreement shall be deemed to be a part of the Share Exchange Agreement.

J.

From the date of the execution of the Share Exchange Agreement to the date of the Share Exchange, in the event matters related to the conditions of the Share Exchange Agreement are in violation of the relevant laws and regulations or accounting standards, the parties thereto may amend the Share Exchange Agreement in written agreement so it complies with the relevant laws and regulations and accounting standards. The authority to agree on such amendment is delegated to the representative directors of the parties thereto.

K.

In the event the Share Exchange Agreement is amended or terminated as described above (including in the event in which the resolution for the approval of the Share Exchange is not passed by WFG’s Board of Directors in lieu of a general meeting of shareholders or Tongyang’s extraordinary general meeting of shareholders, and the Share Exchange Agreement subsequently loses effectiveness), shareholders, officers and employees, agents, or any other representatives of WFG and Tongyang shall not bear any liability to the opposing party with respect to the Share Exchange Agreement or the Share Exchange.

L.

The matters noted above and the related timeline are subject to change by agreement between the parties to the Share Exchange Agreement in the event such matters as governmental approval and permits, including any required permission, approvals or filings related to supervisory authorities, review of securities registration statements (including the securities registration statements to be filed in Korea and the U.S. (Form F-4)) arise, and modification of schedules for the Share Exchange procedure become reasonably necessary. The authority to agree on such amendment is delegated to the representative directors of the parties thereto.

M.

With respect to any matters necessary to the Share Exchange that are outside the scope of the Share Exchange Agreement, the parties thereto will make determinations under mutual agreement that are consistent with the relevant laws and regulations and the intent of the Share Exchange Agreement.

Note: For further details, please refer to WFG’s securities registration statement to be submitted at a later date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President